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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                                                            +------------------+
                                                            | SEC FILE NUMBER  |
                                                            |    1-13778       |
                                                            +------------------+
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):               +------------------+
                                                            |   CUSIP NUMBER   |
                                                            |   71941S-10-1    |
                                                            +------------------+
                 [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
                         [ ] Form 10-Q  [ ] Form N-SAR

     For Period Ended: December 31, 1998
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     ------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Physicians Resource Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

14800 Landmark Blvd. Suite 500
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Address of Principal Executive Office (Street and Number)

Dallas, Texas 75240
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[ ] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report or transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
[ ] | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     Physicians Resource Group, Inc. (the "Company") will not file its Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K") with the Securities and Exchange Commission on a timely basis. In November 1998, the Company reported it would be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 on a timely basis as the result of (1) problems with the Company's internal controls and financial reporting systems,
(2) executive and employee terminations, including the resignations of two Chief Financial Officers, as well as lack of other staffing necessary to prepare financial statements on a timely basis and (3) lack of adequate financial information from certain affiliated practices which have been involved in disputes with the Company. Since November 1998, the Company has been working to address these problems. However, these problems have contributed to the Company's inability to file the 1998 10-K on a timely basis. During March 1999, the Company announced that it had retained Mann Frankfort Stein & Lipp, P.C. to serve as the Company's independent public accountants and audit the Company's financial statements for the year ended December 31, 1998. The Company will not be able to file the 1998 10-K until the audit of its financial statements for the year ended December 31, 1998 is completed. The Company's lack of independent accountants for a period of approximately four months also contributed to the Company's inability to file the 1998 10-K on a timely basis. The reasons causing the inability to file timely as described herein could not be eliminated by the Company without unreasonable effort or expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Michael Yeary                  (713)               629-5777
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
     answer is no, identify report(s).                        [ ] Yes [X] No

     The Company has not yet filed with the Securities and Exchange Commission the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Physicians Resource Group, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 31, 1999                 By: /s/ D. MEYER
     ------------------------------       --------------------------------------
                                               David Meyer
                                               Chairman of the Board

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PART IV - ATTACHMENT

     The Company anticipates recording material pre-tax charges for the year ended December 31, 1998 for, among other things, the impairment of certain assets associated with practices that have initiated legal proceedings against the Company and receivable balances from other affiliates. At this time, the Company cannot predict the amount of any such charges because although the Company has been in the process of addressing previously disclosed problems related to its accounting systems, which process has not yet been completed, the audit of the Company's financial statements for the year ended December 31, 1998 has only recently begun.

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